Exhibit 99.5

Alexco Reports Third Quarter 2016 Results

VANCOUVER, Nov. 9, 2016 /CNW/ - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports financial results for the quarter ended September 30, 2016.  All figures are expressed in Canadian dollars unless otherwise stated.  For the third quarter of 2016 Alexco recorded a net loss of $640,000 or $0.01 per share, including $0.9 million in depreciation expense, share-based compensation expense and an unrealized loss on warrants held offset by a realized gain of $1.3 million on the disposal of shares held as an investment. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $3.2 million during the third quarter of 2016 with a gross profit of $0.7 million, achieving a gross margin of 22%.

Third Quarter Highlights

•	Improving and strong unrestricted cash position with cash and cash equivalents at September 30, 2016 of $23.0 million and net working capital of $25.0 million compared to $8.2 million and $12.6 million, respectively, at December 31, 2015.

•	At the end of October the Company completed its 2016 Bermingham diamond drill program with 50 holes for a total of 17,300 meters ("m"). Interim drill results released on September 13, 2016 outlined a zone of high grade mineralization beginning approximately 150m from surface and extending down plunge approximately 250m including an intercept of 7.5m true width of 2,715 grams per tonne ("g/t") (87.3 ounces per tonne ("oz/t")) silver (including 2.4m (true width) of 6,391 g/t (205.5 oz/t) silver within the zone of down-plunge extension. Final results from the Bermingham program are expected to be available in the fourth quarter.

•	3,267,075 warrants were exercised for proceeds of $4.6 million.

•	The Company sold investments in marketable securities for proceeds of $1.5 million for a gain of $1.3 million.

•	A performance bond was released to Alexco in the amount of $3.8 million (US$2.9 million) related to the AEG's Globeville Smelter Project in Denver Colorado.

•	As of September 30, 2016 the Company has spent all of the $3,001,125 flow-through funds raised.

Alexco's President and Chief Executive Officer Clynt Nauman said, "In the third quarter, following the release of encouraging interim results in September, we expanded our Bermingham surface drill program from 8,000 to 17,000 meters. Elsewhere at Keno Hill we continued with a mill assessment and maintenance program and installation of the Flame & Moth underground portal and drove the first 20 meters of the production ramp. Pending the final results of the Bermingham drill program, release of an updated Preliminary Economic Assessment and continued strength in the silver market, we will be well positioned by year end to consider redevelopment at Keno Hill."

Summary Financial Results and Information

(expressed in thousands of dollars, except per share amounts)	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Environmental services revenue	3,243	3,408	8,422	10,534

Gross profit from environmental services	710	869	1,985	2,640

Loss before taxes	(246)	(1,986)	(2,388)	(4,851)
Net loss	(640)	(1,649)	(2,598)	(4,007)
Total comprehensive loss	(1,819)	(1,834)	(2,218)	(4,498)
Loss per share – basic and diluted	($0.01)	($0.02)	($0.03)	($0.06)
Cash flows consumed from operating activities	(492)	(1,483)	(3,452)	(3,486)

Keno Hill Exploration

The Company has completed an exploration program of 50 drill holes totalling 17,300m of surface diamond drilling to follow up on prior identification of high grade silver results at the Bermingham prospect. Approximately $3.3 million was invested in the expanded exploration program, the majority funded by way of a $3 million flow-through financing in December 2015. The surface drilling program, initiated with two drills and later expanded to three diamond drills, commenced in June and completed in late October. The Company is expending additional funds to gather important geotechnical and hydrogeological information, as well as undertaking a preliminary metallurgical program to test the Bermingham mineralization. Interim drill results on 18 drill holes were released on September 13, 2016 (see September 13, 2016 press release entitled "Alexco Confirms, Expands High Grade Silver Zone at Bermingham Deposit; Drilling Continues") and final results are expected to be available in the fourth quarter.

Initial assay results confirmed and expanded the Bermingham high grade zone (the "Bear Zone"), including a recent intercept of 7.5m true width of 2,715 g/t (87.3 oz/t) silver (including 2.4m (true width) of 6,391 g/t (205.5 oz/t) silver) from hole K-16-0608 drilled approximately 100m down plunge from the deepest intercept reported in 2015. Overall, all other composite intercepts in the high grade Bear Zone now range between 504 g/t to 7,462 g/t silver over composited true thicknesses ranging from 1.3m to 6.4m.

The drill objectives at Bermingham were firstly to increase confidence, most notably to infill and expand the previously identified zone of high grade silver intercepts on the Bear Vein with sufficient density to permit resource estimation; and secondly, to explore up and down plunge of the high grade zone for possible extensions to other favourable structural and stratigraphic positions in which additional mineral deposition may have occurred.

Keno Hill Silver District PEA

The Company plans to provide an updated National Instrument 43-101 compliant Preliminary Economic Assessment ("PEA") for its 100% owned KHSD in the fourth quarter of 2016 which will incorporate the re-engineering and optimization of the mine plan along with an updated mineral resource estimate for the Bermingham deposit.

The Company expects a Water Use Licence amendment hearing to occur in the first quarter of 2017, which is the final remaining permit required to commence mining operations at the Flame & Moth deposit.

Keno Hill Development Update

The Company continued with mill assessment and maintenance programs during the quarter. Mechanical assessment and maintenance of equipment is part of the routine process of maintaining the crushing and milling equipment assets in a condition where resumption of processing operations can be initiated if warranted.

In October the Company completed installation of the underground portal and infrastructure at the Flame & Moth deposit and drove the first 20 meters of the production ramp. This will allow resumption of development activities to begin at full scale in the future. This ramp will ultimately be driven to the upper production levels of the Flame & Moth silver deposit.

As a result of the Company filing an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit, the Quartz Mining License ("QML") required that Alexco increase its posted security from $4.2 million to $6.3 million. On July 26, 2016 the Corporation posted the additional $2.1 million in cash for security and are currently working with the Yukon Government to substitute a portion of the cash posted in exchange for a pledge of assets.

Alexco Environmental Group

AEG recorded revenues of $3.2 million and a gross profit of $0.7 million, compared to revenue of $3.4 million and a gross profit of $0.9 million in the third quarter of 2016.  The decrease in gross profit from the prior period is mainly attributed to unanticipated project related costs in the US as well as costs associated with obtaining the release of the Globeville Smelter Project performance bond.

At the Gold King Project in southern Colorado, the US Environmental Protection Agency authorized an expansion of the plant to approximately double the treatment capacity of the Interim Water Treatment Plant. Construction related to this and further upgrades are currently underway.

On the Globeville Smelter Project, a Completion Report, which documents the work completed at the site and the monitoring results, was submitted to the State of Colorado in July. The Completion Report triggered the release of $3.8 million to AEG with the remaining $0.5 million to stay in the performance bond for approximately 2 years.

Financial

Alexco's cash and cash equivalents at September 30, 2016 totaled $23.0 million compared to $8.2 million at December 31, 2015, while net working capital totaled $25.0 million compared to $12.6 million for the same dates.  With its cash resources and net working capital on hand at September 30, 2016, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs, environmental services business and corporate offices and administration as planned for 2016 and 2017.

Financial Report and Conference Call for Third Quarter 2016

Full details of the financial and operating results for the second quarter ended September 30, 2016 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on the Company's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00a.m. Eastern (8:00 a.m. Pacific) on Thursday, November 10, 2016.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-866-233-4606
Dial from outside Canada or the US:	1-416-640-5946
Conference ID#:	1253898
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com.  Through November 24, 2016, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-888-203-1112
Dial from outside Canada or the US:	1-647-436-0148
Replay Passcodes:	Conference ID # 1253898

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory, including the Bellekeno silver mine, the Flame & Moth, Lucky Queen, Bermingham and Onek deposits, and other historic and surface resources within the district. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada's only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Keno Hill in order to decrease costs and reposition the district for long-term, sustainable operations. Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Please visit the Alexco website at www.alexcoresource.com

Certain statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production,  the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

SOURCE Alexco Resource Corp.

%CIK: 0001364128

For further information: Clynton R. Nauman, President and Chief Executive Officer; Michael Clark, Chief Financial Officer, Phone: (604) 633-4888, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 18:00e 09-NOV-16